                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                            Fourth Shift Corporation
______________________________________________________________________________
                                (Name of Issuer)


                          Common Stock, Par Value $.01
______________________________________________________________________________
                         (Title of Class of Securities)


                                  351128 10 3
______________________________________________________________________________
                                 (CUSIP Number)



                                 David R. Lamm
                               Murano Investments
                      204 Marcin Lane, Burnsville MN 55337
                                 (612) 892-3889
______________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 11, 1997
______________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
                                 ------------


CUSIP No. 3551128 10 3                                           Page 2 Of 6
          ------------

1.   NAME OF REPORTING PERSON

     David R. Lamm

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) [ ]
                                                  (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                            [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                          7.  SOLE VOTING POWER
          NUMBER OF           871,850 shares (1)
          SHARES
          BENEFICIALLY    8.  SHARED VOTING POWER
          OWNED BY            0
          EACH
          REPORTING       9.  SOLE DISPOSITIVE POWER
          PERSON              871,850 shares (1)
          WITH
                         10.  SHARED DISPOSITIVE POWER
                              0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     871,850 shares (1) (as of 8/11/97)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                 [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.0%

14.  TYPE OF REPORTING PERSON*
     IN


(1) 664,700 of these shares are owned by Murano Investments, a Minnesota Limited Partnership of which David R. Lamm has beneficial ownership as its general partner.

                                 SCHEDULE 13D
                                 ------------

CUSIP No. 3551128 10 3                                     Page 3 of 6
          ------------

1.   NAME OF REPORTING PERSON

     Murano Investments, a Minnesota Limited Partnership
     I.R.S. identification number: 41-1865159

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) [ ]
                                                  (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                    [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION


                          7. SOLE VOTING POWER
      NUMBER OF              664,700 shares
       SHARES
    BENEFICIALLY          8. SHARED VOTING POWER
      OWNED BY               0
       EACH
     REPORTING            9. SOLE DISPOSITIVE POWER
      PERSON                 664,700 shares
       WITH
                         10. SHARED DISPOSITIVE POWER
                             0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     664,700 shares (as of 8/11/97)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.9%

14.  TYPE OF REPORTING PERSON*
     PN

                                 SCHEDULE 13D
                                 ------------

CUSIP No. 3551128 10 3                                               Page 4 of 6
          ------------

Item 1.  Security and Issuer.
- ----------------------------

Fourth Shift Corporation, (the "Issuer"), 7900 International Drive, Suite 450, Bloomington, Minnesota 55425.

Common Stock, par value $.01 (the "Common Stock").

Item 2.  Identity and Background.
- --------------------------------

(a) This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons" pursuant to an Agreement of Joint Filing filed with the initial Schedule 13D on July 14, 1997.

(i)  (a)  Name:  David R. Lamm
     (b)  Business Address:  204 Marcin Lane, Burnsville, Minnesota
          55337.
     (c)  Occupation:  General Partner of Murano Investments
     (d)  Convictions in the last 5 years:  None.
     (e)  Securities law violations in the last 5 years:  None.
     (f)  Citizenship:  U.S. Citizen

(ii) (a) Name: Murano Investments, a Minnesota Limited Partnership ("Murano Investments")
     (b)  Business Address:  204 Marcin Lane, Burnsville, Minnesota
          55337
     (c)  Occupation:  N/A (Limited Partnership)
     (d)  Convictions in the last 5 years:  None.
     (e)  Securities law violations in the last 5 years:  None.
     (f)  Citizenship: organized in Minnesota

Item 3.  Source and Amount of Funds or Other Consideration.
- ----------------------------------------------------------

As of August 11, 1997, Murano Investments owns 664,700 shares of Common Stock. It has used working capital to directly purchase the Common Stock it owns. The approximate aggregate amount of funds used to purchase the Common Stock was $2,895,228 (including broker commissions and clearing fees).

Mr. Lamm is deemed to beneficially own 871,850 shares of Common Stock which includes the 664,700 shares owned by Murano Investments. 207,150 shares of Common Stock are owned directly by Mr. Lamm. The sources of funds used by Mr. Lamm to directly purchase Common stock was personal funds in the approximate aggregate amount of $1,122,491 (including broker commissions and clearing fees.)

The funds for the purchase of the Common Stock held by the Reporting Persons were of they own funds and no sums were borrowed from any source to make these acquisitions.

Item 4.  Purpose of Transaction.
- -------------------------------

The purpose of the acquisitions of Common Stock the Reporting Persons were for investment. The Reporting Persons have no present intention of exerting control over the business or assets of the Issuer.

Item 5.  Interest in Securities of the Issuer.
- ---------------------------------------------

(a) Aggregate number of shares: 871,850 shares of Common Stock, $.01 par value Percentage: 9.0%.
(b) Number of shares with sole voting and disposition power: 871,850 shares of Common Stock, $.01 par value.
(c)  Transactions effected since the filing of the initial Schedule 13D:
     See Schedule 5(c) attached hereto.

                                 SCHEDULE 13D
                                 ------------

CUSIP No. 3551128 10 3                                               Page 5 of 6
          ------------

Items 6.  Contracts, Arrangements, Understandings or Relationships with
- -----------------------------------------------------------------------
Respect to Securities of the Issuer.
- -----------------------------------

None


Item 7.  Material to be Filed as Exhibits.
- -----------------------------------------

None


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 5, 1997
                                    MURANO INVESTMENTS, A MINNESOTA
                                    LIMITED PARTNERSHIP



                                    By /s/ David R. Lamm
                                       --------------------------------
                                       David R. Lamm, General Partner


                                        /s/ David R. Lamm
                                       --------------------------------
                                       David R. Lamm, Individually

                                                                   Schedule 5(c)

     The following are all transactions in the Common Stock reported by the Reporting Person since the reporting on his previous Schedule 13D, filed as of July 31, 1997 (all such transactions were Open Market purchases by David R.
Lamm).

                Date            No. of Shares      Price Per Share
             -----------        -------------      ---------------
             8/5/97                 7,500                5 1/2
             8/5/97                17,500                5 9/16
             8/5/97                 1,000                5 3/8
             8/6/97                17,500                5 1/2
             8/7/97                12,000                5 1/2
             8/7/97                20,000                5 5/8
             8/8/97                 3,000                5 1/4
             8/8/97                10,000                5 3/8
             8/11/97                5,000                5 1/8
             8/11/97                1,000                5 1/4
                                   ======
                                   94,500